May 23, 2006

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	QI Systems Inc.
Registration Statement on Form S-4

File Number 333-130594

Ladies and Gentlemen,

On behalf of our client, QI Systems Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Act”), the Registrant’s Amendment No. 3 to Form S-4 Registration Statement (the “Registration Statement”), relating to the Registrant’s change of domicile from the Province of British Columbia, Canada to the State of Delaware.

In response to the Commission’s request in its letter dated May 10, 2006, we confirm that the Registrant will comply, as applicable, with the requirements of Rule 414, promulgated under the Act, including the filing of the amendment set forth in Rule 414(d).

In response to the Commission’s request, the Registration Statement contains a revised legal opinion of this firm. In addition, we have updated the financial information appearing in the prospectus and made other minor changes where necessary.

We are sending to Hugh Fuller and Anne Nguyen of the Commission’s staff, courtesy copies of Amendment No. 3, marked to show revisions from the prior filing.

If you have any questions, or require any additional information or documents, please contact the undersigned (817/877-2809; sclemons@canteyhanger.com), or in my absence, Dean A. Tetirick (817/817-2883; dtetirick@canteyhanger.com).

Very truly yours,

/s/ STOCKTON B. CLEMONS

Stockton B. Clemons